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SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No.    )*

Yelp Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

985817105

(CUSIP Number)

August 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

Cusip No. 985817105

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 657,315
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,536,150
	8	SHARED DISPOSITIVE POWER 5,435
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA, OO

2

Cusip No. 985817105
1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM U.S. Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 0
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,585
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* HC, OO

3

Cusip No. 985817105

Item 1 (a) Name of Issuer:

Yelp Inc.

(b) Address of Issuer's Principal Executive Offices:

706 Mission Street

San Francisco, CA 94103

Item 2 (a) Name of Persons Filing (“Filers”):

RCM Capital Management LLC

RCM U.S. Holdings LLC

(b) Address of Filers’ Principal Business Office:

555 Mission Street, 17th Floor
San Francisco, California 94105

(c) Filers’ Citizenship:

Delaware

(d) Title of Class of Securities:

Class A common stock

(e) CUSIP Number:

985817105

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E):
RCM Capital Management LLC;

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G):
RCM U.S. Holdings LLC

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________.

Item 4 Ownership.

(a)	Amount beneficially owned: 1,541,585
(b)	Percent of Class: 18.8%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 657,315

(ii) Shared power to vote: 0

(iii) Sole power to dispose or direct the disposition of: 1,536,150

(iv) Shared power to dispose or direct the disposition of: 5,435

This report is being filed on behalf of RCM Capital Management LLC (“RCM”), a Delaware limited liability company and investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and its parent, RCM U.S. Holdings LLC (“RCM Holdings”). The securities reported herein are held by certain investment advisory clients or discretionary accounts of which RCM is the investment adviser. Investment advisory contracts grant to RCM voting and/or investment power over the securities held by such clients or in such accounts. As a result, RCM may be deemed to be the beneficial owner of such securities within the meaning of rule 13d-3 under the Act. RCM is wholly owned by RCM Holdings. RCM and RCM Holdings are subsidiaries of, and are controlled by, Allianz Asset Management AG (“AAM AG”). Therefore, RCM Holdings and AAM AG also may be deemed to beneficially own such securities within the meaning of rule 13d-3 under the Act.

RCM, RCM Holdings and AAM AG believe that they are not a group within the meaning of rule 13d-5 under the Act. In addition, each Filer disclaims beneficial ownership of these securities except to the extent of that Filer's pecuniary interest therein.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

RCM’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client account for which RCM is investment adviser holds more than five percent of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See cover pages and Item 3.

Item 8 Identification and Classification of Members of the Group.

Not Applicable.

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2012

By Paul Koo

Chief Compliance Officer

RCM Capital Management LLC and
RCM U.S. Holdings LLC

4

Cusip No. 985817105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints RCM Capital Management LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: September 7, 2012

By Paul Koo

Chief Compliance Officer

RCM Capital Management LLC and
RCM U.S. Holdings LLC

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